Direct Line: (212) 859-8735
Fax: (212) 859-4000 michael.levitt@friedfrank.com
January 4, 2010

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation, et al.
Form S-4 filed October 30, 2009
File No. 333-162784

Dear Mr. Ingram:

This letter sets forth the response of Pregis Corporation (the “Company” or “Pregis”) to the comment letter, dated November 24, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement on Form S-4 of the Company and the additional registrant guarantors named therein (the “Amended Registration Statement”). This letter is being filed with the Amended Registration Statement.

General

1. We note that you are registering the second priority senior secured floating rate notes due 2013 in exchange for the same amount of the currently outstanding second priority senior secured floating rate notes due 2013 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has submitted a letter to the Staff on a supplemental basis in response to this comment. The letter is attached as Exhibit A hereto.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company hereby confirms that (i) the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended and (ii) the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).

3. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

The Company has revised the disclosure in response to the Staff’s comment. See, e.g., pages 18-19 (Summary Historical Financial and Other Data), 43-44 (Selected Consolidated Financial and Other Data), 45-74 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and F-46-F-68 (Unaudited Interim Consolidated Financial Statements).

4. We note your disclosure that the notes being registered will be guaranteed by all of your existing and “future” domestic restricted subsidiaries. To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.

Response:

The Company does not currently intend to add any additional guarantors of the notes being registered between the date hereof and the consummation of the exchange offer. However, were a new guarantor added during such time, the Company acknowledges that it would be required to register the new guarantee under the Securities Act because the new guarantee would form part of the consideration being offered to holders of the outstanding notes in the exchange offer.

It is possible that in the future the Company may form or acquire a new entity that will be required to guarantee the registered notes pursuant to covenants contained in the indenture governing the registered notes. The Company believes that if such a new guarantor of the registered notes is added after the consummation of the exchange offer, the new guarantee will not be required to be registered under the Securities Act. While the new guarantee would constitute a “security” within the meaning of the Securities Act, no registration would be required because the issuance of the new guarantee would not constitute an “offer” or “sale” within the meaning of the Securities Act. There would be no “offer” or “sale” because the noteholders would not exchange anything of value in return for the new guarantee, and thus there would be no consideration for the new guarantee.

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Cautionary Note Regarding Forward-Looking Statements, page 75

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The Company has revised the disclosure in response to the Staff’s comment. See page 75.

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.2

6. Please have counsel either delete or revise the second and third paragraphs on page 4 of its opinion to remove any limitation on those who may rely on the opinion.

Response:

McGuireWoods LLP has revised its opinion in response to the Staff’s comment, and has deleted the paragraph in its opinion containing the limitation on those who may rely on the opinion. See page 4 of Exhibit 5.2.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt Michael A. Levitt

cc:	Hagen J. Ganem (Securities and Exchange Commission)
Michael T. McDonnell (Pregis Corporation)
D. Keith LaVanway (Pregis Corporation)
Brent Zachary (Pregis Corporation)

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Exhibit A

Pregis Corporation

1650 Lake Cook Road, Suite 400

Deerfield, IL 60015

January 4, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 of Pregis Corporation, a Delaware corporation (the “Company”) and the additional registrant guarantors named therein filed on October 30, 2009 (as amended from time to time, the “Registration Statement”), relating to the proposed exchange of up to €125,000,000 aggregate principal amount of newly issued second priority senior secured floating rate notes due 2013, which will be registered under the Securities Act of 1933, as amended (the “Exchange Notes”) of the Company for a like principal amount of the Company’s issued and outstanding unregistered second priority senior secured floating rate notes due 2013 (the “Outstanding Notes”), pursuant to the terms of a Registration Rights Agreement, dated October 5, 2009, which the Company entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.

Please be advised that the Company is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993). In addition, the Company hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

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The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Michael Levitt (212-859-8735) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

Very truly yours,
/s/ D. Keith LaVanway
D. Keith LaVanway
Vice President and Chief Financial Officer

cc:	Michael Levitt, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

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